Filed pursuant to Rule 433
Issuer Free Writing Prospectus, dated June 26, 2019
Supplementing the Preliminary Prospectus Supplement, dated June 26, 2019
Registration No. 333-221391-01

$300,000,000
Springleaf Finance Corporation
6.125% Senior Notes due 2024

This Pricing Supplement is qualified in its entirety by reference to the preliminary prospectus supplement dated June 26, 2019 (the “Preliminary Prospectus Supplement”).

The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used herein but not defined shall have the meanings assigned to them in the Preliminary Prospectus Supplement.

$300,000,000 6.125% Senior Notes due 2024

Issuer:	Springleaf Finance Corporation

Aggregate Principal Amount:	$300,000,000

Title of Securities:	6.125% Senior Notes due 2024 (the “Notes”)

Maturity Date:	March 15, 2024

Offering Price:	107.000%, plus accrued interest from February 22, 2019

Coupon:	6.125%

Yield to Worst:	4.284%

Yield to Maturity:	4.456%

Spread to Worst:	249 basis points

Spread to Maturity:	267 basis points

Benchmark Treasury:	2.125% UST due February 29, 2024

Gross Proceeds to Issuer:	$321,000,000.00

Net Proceeds to Issuer After Gross Spread:	$317,250,000.00

Gross Spread:	1.25%

Distribution:	SEC Registered

CUSIP and ISIN Numbers:	CUSIP: 85172FAP4 ISIN: US85172FAP45

Denominations:	$2,000 and integral multiples of $1,000

Interest Payment Dates:	March 15 and September 15

First Interest Payment Date:	September 15, 2019

Record Dates:	March 1 and September 1

Optional Redemption:
Except as set forth in the next two succeeding paragraphs, the Notes are not subject to redemption prior to the Stated Maturity, and there is no sinking fund for the Notes.

At any time or from time to time prior to September 15, 2023 (six months prior to the Stated Maturity of the Notes), the Issuer may redeem, at its option, all or part of the Notes upon not less than 30 nor more than 60 days’ prior notice (with a copy to the Trustee) at a redemption price equal to the sum of (i) 100% of the principal amount thereof, plus (ii) the Applicable Premium as of the date of redemption, plus (iii) accrued and unpaid interest on the Notes, if any, to, but excluding, the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

In addition, at any time on or after September 15, 2023 (six months prior to the Stated Maturity of the Notes), the Issuer may redeem, at its option, all or part of the Notes upon not less than 30 nor more than 60 days’ prior notice (with a copy to the Trustee) at a redemption price equal to the sum of (i) 100% of the principal amount thereof, plus (ii) accrued and unpaid interest on the Notes, if any, to, but excluding, the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

“Applicable Premium” means, with respect to any Note on any date of redemption, the excess, if any, as determined by the Issuer, of (a) the sum of the present values of the remaining scheduled payments of principal and interest on the Note (excluding accrued but unpaid interest to the date of redemption) through September 15, 2023 (six months prior to the Stated Maturity of the Notes), discounted to the date of redemption on a semi-annual basis using a discount rate equal to the Treasury Rate as of such date of redemption plus 50 basis points; over (b) the principal amount of the Note.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to September 15, 2023 (six months prior to the Stated Maturity of the Notes); provided, however, that if the period from the redemption date to September 15, 2023  (six months prior to the Stated Maturity of the Notes) is less than one year, the weekly average yield on actively traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Joint Book-Running Managers:
 Goldman Sachs & Co. LLC
Natixis Securities Americas LLC
Barclays Capital Inc.
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Citizens Capital Markets, Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Morgan Stanley & Co. LLC
NatWest Markets Securities Inc.
RBC Capital Markets, LLC
SG Americas Securities, LLC

Co-Managers:	Academy Securities, Inc. Mizuho Securities USA LLC

Trade Date:	June 26, 2019

Settlement Date:
July 2, 2019 (T+4).

Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the second business day before the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+4, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade such Notes on any date prior to the second business day before the settlement date should consult their own advisors.

Ratings[1]:	Ba3 (Moody’s) / BB- (S&P) / BB+ (Kroll)

1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

The Issuer has filed a registration statement (including a prospectus and related Preliminary Prospectus Supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman Sachs & Co. LLC at (866) 471-2526 or Prospectus-ny@ny.email.gs.com, or Natixis Securities Americas LLC at (212) 891-6100 or tyler.lifton@natixis.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus.  The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in such Preliminary Prospectus Supplement or the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.